                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2004
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X           Form 40-F
                                 -----                  -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                        Yes                    No  X
                           -----                 -----

This Form 6-K consists of:

Toronto - August 25, 2004 - Northwestern Mineral Ventures Inc. (TSX-V: NWT) is
pleased to announce that its common shares began trading on the NASD Bulletin
Board under the symbol "NWTMF" at the opening of the market on Wednesday, August
25, 2004. The NASD Bulletin Board is a regulated quotation service for over
3,300 securities.

"Northwestern's listing on the NASD's Bulletin Board in the United States is another important achievement in the growth and development of our company,"
said Kabir Ahmed, President and CEO of Northwestern. "The listing will provide
Northwestern and its shareholders with many advantages, including greater visibility in the American investment community and the benefit of a larger, more liquid trading market."

Northwestern's common shares also trade on the TSX Venture Exchange under the symbol "NWT" and on the Frankfurt Stock Exchange under the symbol "NMV" and the
ISIN/CUSIP number CA6681301074.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                                  ------------------------------
                                                  Kabir Ahmed
                                                  President

Date: August 25, 2004